Exhibit 99.1

Liberty Defense Deploys HEXWAVE at LaGuardia Terminal
B, Expanding Footprint in High-Traffic U.S. Airports and
announces Shares for Debt Settlement

LaGuardia Terminal B Deployment Highlights Shift Toward Next-Generation, Frictionless Security

Wilmington, MA, USA – May 27, 2026 - Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN), a leading technology provider of AI-based next generation detection solutions for concealed weapons and threats, today announced that it has deployed HEXWAVE™ systems at LaGuardia Airport’s Terminal B, one of the most active air travel hubs in the United States. The deployment marks a meaningful step in Liberty’s continued expansion across the aviation sector. The original contract was awarded in collaboration with K2 Security Screening Group, a national leader in aviation security, which was selected by LaGuardia Gateway Partners, the manager and developer of LaGuardia Terminal B, to install the new state-of-the-art security screening checkpoint at LGA’s Terminal B. K2 placed HEXWAVE systems at the aviation worker screening checkpoints and provided operational support, enabling rapid responsiveness and long-term scalability.

LaGuardia Terminal B is a high-density, mission-critical environment where workforce screening must balance speed, security, and operational continuity. The terminal’s move to modernize employee screening demonstrates a broader industry shift toward frictionless, high-throughput solutions. Liberty’s deployment of multiple HEXWAVE™ units at access points enables continuous, contactless screening that reduces congestion, improves flow, and maintains advanced detection—highlighting the platform’s ability to perform at scale in demanding aviation settings.

HEXWAVE™ integrates millimeter-wave sensing, 3D imaging, and AI to detect both metallic and non-metallic threats—including evolving and improvised weapons. Built for real-world, high-traffic environments, the system delivers continuous, reliable performance with minimal friction.

“This deployment at LaGuardia Terminal B is a clear validation of HEXWAVE™ in one of the most demanding, high-throughput environments in the country,” said Bill Frain, Chief Executive Officer of Liberty Defense. “Airports are under increasing pressure to modernize security without compromising flow, and we’re seeing that translate into real adoption. We believe this is just the beginning of a broader shift toward frictionless, AI-driven screening at scale.”

The Company also announces that it has entered into a debt settlement agreement with a legal service provider to the Company (the “Creditor”) to settle the Company’s outstanding debt for past services performed by the Creditor in the amount of CAD$117,000 (the “Debt”) by issuing 23,306 common shares in the capital of the Company (the “Shares”) at a deemed issue price of CAD$5.02 per Share (the “Shares-for-Debt Transaction”), in addition to the payment to the Creditor of CAD$350,000. The Board of Directors has determined that it is in the best interests of the Company to settle the outstanding Debt to the Creditor partially through the issuance of the Shares in order to preserve the Company’s cash for ongoing operations.

The closing of the Shares-for-Debt Transaction is subject to customary closing conditions, including approval of the TSX Venture Exchange. The Shares will be subject to a four month and one day hold period under Canadian securities law.

The Shares will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any State in which such an offer, solicitation or sale would be unlawful.

About Liberty Defense

Liberty Defense (NASDAQ: DETX; TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE product, for which the Company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions.

For updates and news, please visit the Company website to subscribe to email alerts or follow Liberty Defense on social channels.

Investor Relations:

Crescendo Communications, LLC

SCAN@crescendo-ir.com

212-671-1020

For further information about Liberty Defense, please contact:

Jay Adelaar

Senior Vice President of Capital Markets, Liberty Defense

604-809-2500

jay@libertydefense.com

For sales information, please contact:

Ian McNaughton

Senior Director Business Development, Liberty Defense

613-292-3669

imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. The parties undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of their securities or their respective financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA